UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Restoration of Compliance with Nasdaq Listing Rules

On August 8, 2024, Evogene Ltd., or Evogene, received formal notification from The Nasdaq Stock Market LLC, or Nasdaq, that Evogene has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires Evogene’s ordinary shares to maintain a minimum bid price of $1.00 per share. The Nasdaq staff made this determination of compliance after the closing bid price of Evogene’s ordinary shares was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, Evogene has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

A press release of Evogene announcing its restored compliance with the foregoing Nasdaq Listing Rule is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit
Number	Exhibit Description
99.1	Press release issued by Evogene on August 12, 2024 announcing Evogene’s regaining compliance with Nasdaq Minimum Closing Bid Price Rule

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (including the contents of Exhibit 99.1 hereto) are incorporated by reference into Evogene’s registration statements on Form F-3 (File No. 333-277565) and Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215), as filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer